U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Chavkin              Arnold                    L.
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   (Last)               (First)                 (Middle)

   c/o CB Capital Investors, LLC ("CBCI, LLC")(FN 1)

   380 Madison Avenue - 12th Floor
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                                    (Street)

   New York               New York              10017
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   1/1/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Triton PCS Holdings, Inc. ("TPCS")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |_|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

   10/27/1999
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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect
Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.
4)
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
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)
Derivative
                              and Expiration Date   ---------------------------------    4. Conver-
Security:
                              (Month/Day/Year)                             Amount           sion or
Direct      6. Nature of
                           ----------------------                          or               Exercise       (D)
or         Indirect
                             Date       Expira-                            Number           Price of
Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative
(I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security
(Instr. 5)     (Instr. 5)
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
Series C Preferred Stock     N/A        N/A         Class A Common         533,510.63    23 for 1
I              (FN 3)
(FN 2)                                              Stock
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

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) CB Capital Investors, LLC ("CBCI, LLC") became the successor to CB Capital Investors, L.P. ("CBCI, LP"), (ii) CB Capital Investors, Inc. ("CBCI, Inc.") became the managing member of CBCI, LLC and (iii) Chase Capital Partners ("CCP") became the manager, by delegation, of CBCI, LLC pursuant to a master advisory agreement with CBCI, Inc. The internal reorganization changed CBCI, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) Prior to the closing of the initial public offering of Triton PCS Holdings, Inc., these shares will automatically convert into Class A Common Stock on a 23 for 1 basis.

(3) The amount shown represents the beneficial ownership of the Issuer's securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is a manager, by delegation, of CBCI, LLC, pursuant to an advisory agreement with CB Capital Investors, Inc., the managing member of CBCI, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CCP's and CBCI's internal rate of return and vesting of interests.


/s/ Arnold L. Chavkin                                      February  , 2000
---------------------------------------------            -----------------------
    Arnold L. Chavkin                                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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